SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

9 January 2013

Aviva announces pricing of offering of Delta Lloyd ordinary shares at €12.65 per share

· Placing of 34,288,795 Delta Lloyd ordinary shares
· Offering represents Aviva's entire remaining stake in Delta Lloyd, approximately 19.4% of Delta Lloyd's issued ordinary share capital
· Gross cash proceeds for Aviva of £353 million*
· The transaction will increase the Group's economic capital surplus coverage ratio by approximately 4% to 169%**, strengthen Aviva's balance sheet and increase liquidity

·     The Offering was completed very successfully with strong investor demand and priced at a narrow discount to the closing price. The transaction was several times oversubscribed, and represented a 1.6% discount to the closing price

Further to the announcement earlier today by Aviva plc ("Aviva") of its intention to sell the remainder of its shareholding in Delta Lloyd NV ("Delta Lloyd"), Aviva announces that it has successfully priced the sale of its entire remaining stake in Delta Lloyd at an offer price of €12.65 per share, resulting in gross cash proceeds of £353 million. The disposal consisted of a private placement of 34,288,795 Delta Lloyd ordinary shares to qualified institutional investors (the "Offering").

The transaction will increase Aviva's economic capital surplus coverage ratio by approximately 4% points to 169%**. Cash proceeds will increase central group liquidity and will be used for general corporate purposes.

Following completion of the Offering, Aviva will no longer hold any stake in Delta Lloyd.

Enquiries:

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                            +44 (0)20 7662 3131

* Based on an exchange rate as of 8 January 2013 of £1 / €1.2275.

** Based on the estimated economic capital position as at 30 September 2012, including pro forma adjustments for the impact of the transfer of Aseval to Bankia, announced on 18 December 2012, and the sale of Aviva USA, announced on 21 December 2012. The term "economic capital" does not imply capital as required by regulators or other third parties.

Notes to editors:

Background on Aviva's investment in Delta Lloyd

· Prior to November 2009, Delta Lloyd's entire issued ordinary share capital (and 92% of Delta Lloyd's voting rights) was owned by CGU International Holdings B.V., a wholly owned subsidiary of Aviva.
·     In November 2009, Aviva completed the successful initial public offering ("IPO") and partial sale of its shareholding in Delta Lloyd on NYSE Euronext Amsterdam, pursuant to which Aviva disposed of a 41.1% interest in the ordinary share capital of Delta Lloyd.

·     In May 2011, Aviva carried out a further partial sale of its indirect shareholding in Delta Lloyd pursuant to which Aviva disposed of approximately 15% of the issued ordinary share capital of Delta Lloyd.

· In July 2012, Aviva carried out another partial sale of its indirect shareholding in Delta Lloyd pursuant to which Aviva disposed of approximately 21% of the issued share capital of Delta Lloyd.
· Aviva ceased to account for Delta Lloyd as an associate in July 2012, and Aviva's remaining shareholding has been accounted for as a financial investment, held at fair value through profit and loss.
·     Prior to the Offering, Aviva indirectly owns 34,288,795 Delta Lloyd ordinary shares, equivalent to 19.4% of Delta Lloyd's issued ordinary share capital (including treasury shares) and 18.2% of Delta Lloyd's voting rights.

About Delta Lloyd

. The Delta Lloyd Group is a financial services provider offering life insurance, general insurance, asset management and banking products and services.
· The Delta Lloyd Group operates primarily under the brand names of Delta Lloyd, OHRA and ABN AMRO Insurance in the Netherlands, and under the Delta Lloyd name in Belgium.
·     As at 30 June 2012, Delta Lloyd reported an IFRS loss before tax of €1.3 billion and gross assets of €77.9 billion. As at 31 December 2011, Delta Lloyd reported an IFRS loss before tax of €415 million and gross assets of €74.9 billion.

Notes to editors:

· Aviva provides 43 million customers with insurance, savings and investment products.

· We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

· We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

· We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

· The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

· For broadcast-standard video, please visit http://www.aviva.com/media/video/

· Follow us on twitter: www.twitter.com/avivaplc

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.

This announcement is only addressed to, and directed at, persons in member states of the European Economic Area ("EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state.

In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), by a person authorised under FSMA and is directed only at persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

These materials are not an offer of securities for sale into the United States. The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(a)(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. There will be no public offering of the securities in the United States.

The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The price and value of the Delta Lloyd shares may go up as well as down. Persons needing advice should contact a professional adviser. Past performance cannot be relied upon as a guide to future performance.

Morgan Stanley & Co. International plc, Goldman Sachs International and Barclays Bank PLC, each of which is authorised and regulated by the Financial Services Authority, and ABN AMRO Bank N.V. (together the "Banks") are acting for Aviva and for no one else in connection with the Offering and will not be responsible to anyone other than Aviva for providing the protections afforded to their customers or for affording advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement. Each of the Banks may participate in the Offering on a proprietary basis.

This announcement has been issued by and is the sole responsibility of Aviva. Apart from the responsibilities and liabilities, if any, that may be imposed on them by the FSMA, the Banks do not accept any responsibility whatsoever and make no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by Aviva, or on Aviva's behalf, or by the Banks (or any of them), or on any of their behalf, in connection with Aviva or the Offering, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.

Cautionary statements:

This announcement contains, and Aviva may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in the group's bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on the group's profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect the group's profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in the group's ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where the group has significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for the group's products, the group's investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of the group's goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on the group's results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with the group's pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with the group's acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see "Risk Factors" and "Performance Review -- Financial and Operating Performance" in Aviva's 2011 Annual Report and Accounts. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 January, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary